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                            September 27, 2021

       Sheela Mohan-Peterson
       Vice President, Legal
       Surrozen, Inc./DE
       171 Oyster Point Blvd, Suite 300
       South San Francisco, CA 94080

                                                        Re: Surrozen, Inc./DE
                                                            Registration
Statement on Form S-1
                                                            Filed September 13,
2021
                                                            File No. 333-259496

       Dear Ms. Mohan-Peterson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at (202) 551-4511 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Life Sciences
       cc:                                              Michael Tenta